CIBC World Markets	CIBC WORLD MARKETS PLC Cottons Centre Cottons Lane London, England SE1 2QL Tel: 44 (0)20 7234 4127 Fax: 44 (0)20 7407 4127

The Directors

Trench Electric Holding B.V.

9 September 2002

Dear Sirs

FACILITIES AGREEMENT DATED 18 APRIL 2000 AS AMENDED AND RESTATED ON 20 JUNE 2000 AND MADE BETWEEN TRENCH ELECTRIC HOLDING B.V. (AS PARENT) (1), THE COMPANIES LISTED IN SCHEDULE II THERETO (AS ORIGINAL BORROWERS) (2), THE COMPANIES LISTED IN SCHEDULE III THERETO (AS GUARANTORS AND CHARGING COMPANIES) (3), CIBC WORLD MARKETS PLC, BARCLAYS BANK PLC, CREDIT LYONNAIS AND NM ROTHSCHILD & SONS LIMITED (AS BANKS) (4), CIBC WORLD MARKETS PLC (AS ARRANGER) (5), CIBC WORLD MARKETS PLC (AS ISSUING BANK) (6), CIBC WORLD MARKETS PLC (AS AGENT) (7), CANADIAN IMPERIAL BANK OF COMMERCE (AS CANADIAN LENDER) (8) AND CIBC WORLD MARKETS PLC (AS SECURITY AGENT) (9), AS AMENDED FROM TIME TO TIME, INCLUDING BY A SIDE LETTER DATED 29 NOVEMBER 2000, A SIDE LETTER DATED 12 JANUARY 2001 AND A SIDE LETTER DATED 12 JULY 2001 (THE “FACILITIES AGREEMENT”)

We refer to the above Facilities Agreement and to the proposal of the Trench Group addressed to the Agent dated 16 August 2002 to increase the shareholding of Trench (U.K.) Limited in the Fushun Joint Venture from 50.4% to 65% (the “Proposal").

Unless a contrary intention appears, terms and expressions defined in the Facilities Agreement shall have the same meanings when used in this letter and references to clauses and schedules in this letter are references to clauses and schedules of the Facilities Agreement.

We are writing this letter to you in your capacity as Parent (including as agent for all of the Obligors) in our capacity as Agent.

1.	Consents

The Banks hereby grant the following consents:

(a)	for the purposes of clause 15.9 (Acquisitions), Trench (U.K.) Limited may increase its shareholding in the Fushun Joint Venture from 50.4% to 65% by the purchase of additional shares from Fushun Electric Porcelain Works, provided the consideration payable for such shares together with related costs and expenses do not exceed an aggregate amount of US$1,000,000 and such purchase is otherwise on the terms as outlined in the Proposal.

2.	Preservation of rights

2.1	For the avoidance of doubt no consents or waivers are given under this letter in respect of any other matter or breach of, or other Event of Default or Potential Event of Default under, the Facilities Agreement or any other Senior Finance Document which might result from any other circumstances at any time other than as specifically set out herein.

2.2	The agreement and consents of the Banks contained in this letter shall apply only to the matters specifically referred to herein and are given in reliance upon the information provided to the Agent on behalf of the Group being true, complete and accurate. Such agreement and consents shall be without prejudice to any rights which the Finance Parties may now or hereafter have in relation to any other circumstances or matters other than as specifically referred to herein (and whether subsisting on the date hereof or otherwise) or in relation to any information being other than true, complete and accurate, which rights shall remain in full force and effect.

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

This letter shall be governed by and construed in accordance English law and clause 38 (Governing Law and Jurisdiction) of the Facilities Agreement shall apply mutatis mutandis as if set out in full in this letter.

Yours faithfully

For and on behalf of
CIBC World Markets Plc
in its capacity as Agent
for and on behalf of the Banks

By:   /s/ J. Chickey

To:   CIBC World Markets Plc

We confirm our acceptance of and agreement to your letter of 9th Sept 2002.

For and on behalf of

/s/ Michael John Bissell
Trench Electric Holding B.V.
(for itself and in its capacity as
Parent and agent for each of the Obligors)

Date: 11/09/2002